UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Ltd. (the "Company") dated May 16, 2013, announcing the date for the Company's Annual General Meeting of Shareholders and the availability of its Annual Report.

Attached as Exhibit 2 is the notice of the Annual General Meeting and Proxy Statement of the Company, dated May 16, 2013.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-183643) filed on August 30, 2012, as amended by Post-Effective Amendment No. 1 filed on March 19, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 16, 2013	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, Chief Executive Officer and President

Exhibit 1

Nordic American Tankers Limited (NYSE:NAT) Announces Date for its 2013 Annual General Meeting of Shareholders and the Availability of its Annual Report

Hamilton, Bermuda, May 16, 2013.

Nordic American Tankers Ltd. (the "Company") (NYSE: NAT) today announced that its Board of Directors (the "Board") has scheduled the Company's 2013 Annual General Meeting of Shareholders (the "Meeting"), to be held on June 25, 2013 at 10:00 a.m. in Hamilton, Bermuda.  The Board has set a record date of May 3, 2013 for the determination of the Company's shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

The Company's Notice of the Meeting and Proxy Statement were furnished to the Securities and Exchange Commission (the "Commission") on May 16, 2013, on the Commission's website at www.sec.gov, and may also be found on the Company's website at www.nat.bm.

The Company also filed its 2012 Annual Report on Form 20-F, which includes the Company's complete 2012 audited financial statements, with the Commission and the Annual Report is available on the SEC website at www.sec.gov and the Company's website at www.nat.bm.

Any shareholder may receive a hard copy of the Company's Annual Report or Proxy Statement, free of charge upon request.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

Contacts:
Scandic American Shipping Ltd
Manager for:
Nordic American Tankers Limited
P.O Box 56, 3201 Sandefjord, Norway
Tel: + 47 33 42 73 00 E-mail:  nat@scandicamerican.com

Jacob Ellefsen, Head of Research, Monaco
Nordic American Tankers Limited
Tel: +377 93 25 89 07 or +33 6778 631 959

Rolf Amundsen, Head of Investor Relations, Norway
Nordic American Tankers Limited
Tel: +1 800 601 9079 or + 47 908 26 906

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

Turid M. Sørensen, EVP & CFO, Norway
Nordic American Tankers Limited
Tel:  + 47 33 42 73 00 or + 47 90 57 29 27

Herbjørn Hansson, Chairman and CEO
Nordic American Tankers Limited
Tel:  +1 866 805 9504 or + 47 901 46 291

Exhibit 2

Nordic American Tankers Limited

May 16, 2013

TO THE SHAREHOLDERS OF NORDIC AMERICAN TANKERS LIMITED

Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the "Company") and related materials. The Annual General Meeting will be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda on June 25, 2013, at 10:00 a.m. Bermuda time (the "Meeting").

At the Meeting, the shareholders of the Company will consider and vote upon proposals:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders ("Proposal One"); and

2.	To approve the appointment of Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders ("Proposal Two").

Adoption of Proposals One and Two require the affirmative vote of a majority of the votes cast at the meeting, either in person or by proxy. We urge you to vote in favor of all of the Proposals.

You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

The Company's 2012 Annual Report is available on the Company's website at www.nat.bm. Any shareholder may receive a hard copy of the Company's 2012 Annual Report free of charge upon request.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours,

Herbjørn Hansson
Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD JUNE 25, 2013

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the "Meeting") of Nordic American Tankers Limited (the "Company") will be held on June 25, 2013 at 10:00 a.m. Bermuda time at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1.	To elect a total of seven directors to serve until the next Annual General Meeting of Shareholders;

2.	To approve the appointment of Deloitte AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders;

3.	To lay before the shareholders the Company's audited financial statements for the year-ended December 31, 2012; and

4.	To transact other such business as may properly come before the Meeting or any adjournment thereof.

The Company's board of directors has fixed the close of business on May 3, 2013 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.

All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on May 3, 2013.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL. IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

By Order Of The Board Of Directors

Timothy J Counsell
Secretary

May 16, 2013
Hamilton,Bermuda

NORDIC AMERICAN TANKERS LIMITED

_____________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 25, 2013

_____________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the "Board" or the "Directors") of Nordic American Tankers Limited, a Bermuda company (the "Company"), for use at the Company's Annual General Meeting of Shareholders to be held at the Company's offices located at the LOM Building, 27 Reid Street, Hamilton, Bermuda, on June 25, 2013 at 10:00 a.m. Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.

VOTING RIGHTS AND OUTSTANDING SHARES

On May 3, 2013 (the "Record Date"), the Company had outstanding 66,038,251 common shares, par value $0.01 per share (the "Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

The Common Shares are listed on the New York Stock Exchange ("NYSE") under the symbol "NAT."

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company currently has seven Directors. As provided in the Company's bye-laws, each Director shall hold office until his successor is elected or appointed or until his earlier resignation or removal. The Board has nominated the seven persons listed below for re-election or election as Directors, as the case may be.

Set forth below is information concerning each nominee for Director.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following seven nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees For Election To The Company's Board Of Directors

Information concerning the nominees for Director is set forth below:

Name	Age	Position

Herbjørn Hansson	65	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	58	Director
Jim Kelly	59	Director
Jan Erik Langangen	63	Director
Paul J. Hopkins	66	Director
Richard H. K. Vietor	68	Director
James L. Gibbons	49	Director

The biographies of the Company's present Directors are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association, and from 1975 to 1980, served as the Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently-owned tanker fleet, excluding state-owned and oil company fleets. During the 1980s, Mr. Hansson was the Chief Financial Officer of Kosmos/Andres Jahre, which at that time was one of the largest Norwegian-based shipping and industry groups. In 1989, he founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. Mr. Hansson served as the company's Chairman and as its Chief Executive Officer from 1993 to 2001 when UNS was sold to Teekay Shipping Corporation, or Teekay, for a total value of $780.0 million. He continued to work with Teekay, most recently as Vice Chairman of Teekay Norway AS, until September 1, 2004 when he started working for the Company full-time. Mr. Hansson is the founder and has been the Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also is a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Andreas Ove Ugland has been a Director since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Høegh Ugland Autoliners AS and Buld Associates Inc. He has spent his entire career in shipping in the Ugland family-owned shipping group. Mr. Ugland is the Chairman of our Audit Committee.

Jim Kelly has been a Director since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as foreign editor during the fall of the Soviet Union and the first Gulf War, and was named deputy managing editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure, the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMY for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities.

Jan Erik Langangen has been a Director since June 2010 and served as the Executive Vice President, Business Development and Legal, of our manager, Scandic American Shipping Ltd., from November 2004 through September 2010, when Mr. Langangen's employment was transferred to the Company. Mr. Langangen previously served as the Chief Financial Officer from 1979 to 1983, and as Chairman of the Board from 1987 to 1992, of Statoil, an oil and gas company that is controlled by the Norwegian government and that is the largest company in Scandinavia. He also served as Chief Executive Officer of UNI Storebrand from 1985 to 1992. Mr. Langangen was also Chairman of the Board of the Norwegian Governmental Value Commission from 1998 to 2001, being appointed by the Norwegian Prime Minister. Mr. Langangen is a partner of Langangen & Helset, a Norwegian law firm and previously was a partner of the law firm Langangen & Engesæth from 1996 to 2000 and of the law firm Thune & Co. from 1994 to 1996. Mr. Langangen received a Masters of Economics from The Norwegian School of Business Administration and his law degree from the University of Oslo.

Paul J. Hopkins has been a Director since June 2005. Until March 2008, Mr. Hopkins was also a Vice President and a director of Corridor Resources Inc., a Canadian publicly traded exploration and production company. From 1989 to 1993 he served with Lasmo as Project Manager during the start-up of the Cohasset/Panuke oilfield offshore Nova Scotia, the first offshore oil production in Canada. Earlier, Mr. Hopkins served as a consultant on frontier engineering and petroleum economic evaluations in the international oil industry. Mr. Hopkins was seconded by Chevron UK in 1978 to assist with the gas export system for the Ninian Field. Previously, beginning in 1973, he was employed with Ranger Oil (UK) Limited, being involved in the drilling and production testing of oil wells in the North Sea. Through the end of 1972, he worked with Shell Canada as part of its offshore Exploration Group.

Richard H. K. Vietor has been a Director since July 2007. Mr. Vietor is the Paul Whiton Cherrington Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy. He was appointed Professor in 1984. Before coming to Harvard Business School in 1978, Professor Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri. He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

James L. Gibbons is a Bermudian who is Chairman of CAPITAL G Bank Limited, a Bermuda-based financial services organization, as well as President of Bermuda Air Conditioning Limited. Mr. Gibbons also serves as Chairman of Harbour Trust Limited and is the Treasurer of Edmund Gibbons Limited. Formerly, Mr. Gibbons served as President and Chief Executive Officer of CAPITAL G Limited, a Bermuda-based financial services organization, from 1999 to 2010. In addition, Mr. Gibbons served as a Director of Gibbons Management Services Limited from 1986 to 1989, and as Managing Director of Gibbons Deposit Company Limited from 1989 to 1999. Mr. Gibbons worked as a registered representative at Prudential Bache Securities from 1985 to 1986.

Audit Committee. In accordance with the rules of the NYSE, the Board has established an Audit Committee, consisting of two independent Directors. The members of the Audit Committee are Andreas Ove Ugland and Jim Kelly. The Board does not intend to fill the vacancy on the Audit Committee caused by Sir David Gibbons' decision to leave the Board.

Officers. Mr. Hansson serves as the Company's President, Chairman, and Chief Executive Officer. Turid M. Sørensen is the Company's Executive Vice President and Chief Financial Officer. Andreas Ugland is Vice President and Audit Committee Chairman. Timothy J. Counsell is the Secretary and Appleby Services (Bermuda) Ltd. is the Assistant Secretary.

Required Vote. Approval of Proposal One will require the affirmative vote of a majority of the votes cast by shareholders entitled to vote in the election, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal One.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting the appointment of Deloitte AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2012. These financial statements are included in the Company's 2012 Annual Report which is available on the Company's website at www.nat.bm. Any shareholder may receive a hard copy of the Company's 2012 Annual Report free of charge upon request.

Deloitte AShas advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote. Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote thereon, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal Two.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF DELOITTE AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact. The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting. If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free: (877) 274-8654
info@okapipartners.com

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.

By Order Of the Directors

Timothy J Counsell
Secretary

May 16, 2013
Hamilton, Bermuda